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                                      FOR:   The Mexico Fund, Inc.

                                  CONTACT:   Eduardo Solano
                                             The Mexico Fund, Inc.
                                             011-52-55-5282-8900

                       INVESTOR RELATIONS:   Gordon McCoun
                                             Media: Brian Maddox

                                             Morgen-Walke Associates
                                             212-850-5600

FOR IMMEDIATE RELEASE
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               MEXICO FUND ANNOUNCES PRELIMINARY RESULTS OF FIRST
                            IN-KIND REPURCHASE OFFER

Washington, D.C., June 10, 2002 -- The Mexico Fund, Inc. (NYSE: MXF) announced today that, based upon current information, 25,680,603 shares, equal to 56.5% of the Fund's 45,456,232 outstanding shares of common stock, were submitted for repurchase and not withdrawn in response to the Fund's in-kind repurchase offer which expired on Friday, June 7, 2002 at 5:00 p.m. New York City time. The number of shares submitted includes shares submitted for repurchase pursuant to notices of guaranteed delivery.

Under the repurchase offer, the Fund offered to repurchase from shareholders up to 100% of the Fund's issued and outstanding shares of common stock. The repurchase price for shares submitted in the repurchase offer is 98% of the net asset value per share of the Fund determined as of the close of trading on the New York Stock Exchange on June 7, 2002, the expiration date of the repurchase offer, equal to $17.94 per share. Assuming that all of the shares submitted for repurchase are accepted by the Fund after verifying that the shares have met the requirements for participation, the effect of the repurchase offer on the Fund's net asset value for remaining Fund shareholders is to increase the net asset value per share of the Fund from $18.31, the previous net asset value per share, to $18.75 for purposes of the commencement of trading of Fund shares today.

These numbers are preliminary and are subject to adjustment as the Fund verifies that all requirements for participation have been met by each shareholder submitting shares, including submission of information regarding a securities account with a Mexican securities broker or custodial account with a Mexican bank which has been established by participants for receipt of the proceeds of the repurchase offer. Failure by a shareholder submitting shares to meet the requirements for participation will constitute a defective submission and the Fund will be unable to repurchase the submitted Fund shares.

The Fund anticipates making payment for Fund shares accepted for repurchase as promptly as practicable. Since the Fund has offered to purchase up to 100% of the Fund's outstanding shares, there will be no proration of Fund shares accepted for repurchase.

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This repurchase offer was the first offer conducted through the Fund's quarterly in-kind share repurchase policy. The Fund anticipates that future repurchase offers will be scheduled to occur in conjunction with the Fund's fiscal quarters with the next such offer occurring during the Fund's fourth fiscal quarter, which ends October 31, 2002. Shareholders were not required to participate in the repurchase offer and can continue to purchase and sell Fund shares in cash transactions on the New York Stock Exchange. The repurchase offer is not a liquidation of the Fund.

For further information, contact the Fund's Investor Relations office at 011-52-55-5282-8900, or by email at investor-relations@themexicofund.com.

The Mexico Fund, Inc. is a non-diversified closed-end management investment company with the investment objective of long-term capital appreciation through investments in securities, primarily equity, listed on the Mexican Stock Exchange. The Fund provides a vehicle to investors who wish to invest in Mexican companies through a managed non-diversified portfolio as part of their overall investment program.

This press release may contain certain forward-looking statements regarding future circumstances. These forward-looking statements are based upon the Fund's current expectations and assumptions and are subject to various risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements including, in particular, the risks and uncertainties described in the Fund's filings with the Securities and Exchange Commission. Actual results, events, and performance may differ. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Fund undertakes no obligation to release publicly any revisions to these forward looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The inclusion of any statement in this release does not constitute an admission by The Mexico Fund or any other person that the events or circumstances described in such statement are material.

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